August 13, 2007



<u>BY UPS/FEDERAL EXPRESS</u>

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F St., NE
Washington, D.C. 20549 U.S.A.



Re: Atlas Copco AB
SEC File No.82-812

**Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934**

Dear Mr. Dudek:

Reference is hereby made to my letter dated June 29 in the above captioned matter. In order to avoid any doubt when it comes to our interest in obtaining the SEC approval of this amendment, I take this opportunity to resend two copies of our original application as well as new addressed envelope and kindly ask you to date-stamp one of the copies of the letter and return it to me.

I have authorized Mr. Zafar Aziz, Vice President, Depositary Receipts, Global Transaction Banking, Deutsche Bank AG London to follow up on this matter which he can be expected to do within the next few weeks.

I thank you in advance for your kind assistance in this matter.

Very truly yours,

Hans Sandberg, Sr. Vice President, General Counsel

Contact person: Hans Sandberg, telephone No. +46 70 319 9041

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax +46 (0)8 644 9045	Reg. No. 556014-2720
Sweden	Nacka	www.atlascopco-group.com	Reg. Office Nacka

G:\LEGALDEP\Hans 2005\07-119 12g3letter-electronic posting.June2007.doc

008 0406

June 29, 2007

BY UPS/FEDERAL EXPRESS

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate
Finance
Mail Stop 3628
100 F St., NE
Washington, D.C. 20549 U.S.A.

Re: **Atlas Copco AB**
      SEC File No.82-812

      Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b)
      under the Securities Exchange Act of 1934

Dear Mr. Dudek:

Reference is hereby made to the letter dated march 6,1990 (the "Application Letter")
provided to the Securities and Exchange Commission (the "Commission") by Atlas
Copco AB a company incorporated under the laws of Sweden (the "Company"), in
order to establish an exemption from the registration requirements of Section 12(g) of
the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to
foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the
Company hereby amends its Application Letter by confirming that it has elected to
electronically publish the information required under Rule 12g3-2(b), in lieu of
continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its
Internet Web site, on an ongoing basis, the information as described in clauses (A), (B)
or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made
or is required to be made public. The address of the Company's web site on which such
information will be published is www.atlascopco.com/ir. At a minimum, the Company
will publish English translations of the following documents: (i) its annual report,
including or accompanied by annual financial statements; (ii) interim reports that

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone +46 (0)8 743 8000	A Public Company (publ)
G:\LEGALDEP\Hans\2007-07-24 SE-105 23 Stockholm	Sickla Industriväg 3	Telefax +46 (0)8 644 9045	Reg. No. 556014-2720
12g3letter-cl Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka
posting.June2007.doc			

include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact the contact person identified below.

Very truly yours,

Atlas Copco AB
(publ)

....
Hans Sandberg   Håkan Osvald
Sr. Vice President   Vice President

Contact person: Hans Sandberg, telephone No. +46 70 319 9041

